[CONSOL ENERGY INC. LETTERHEAD]

January 19, 2012

BY EDGAR SUBMISSION

Caroline Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.
Form S-4 Filed August 4, 2011
File No. 333-176045

Dear Ms. Kim:

Enclosed please find our responses to the comments set forth in the letter dated August 29, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Form S-4 filed August 4, 2011 (the “S-4”). References to the “Company,” “we,” “us” or “our” in this letter refer to CONSOL Energy Inc. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type. We have endeavored to provide a complete response to all comments.

Registration Statement on Form S-4

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic filings.

Securities and Exchange Commission

January 19, 2012

Response:

We note your comment and will request acceleration of our registration statement only after all comments to our periodic filings have been cleared by the Staff.

2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

Concurrently herewith, we are providing the requested supplemental letter as Annex I stating that we are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit Index

3.	Please update your exhibit index to include the execution versions of your agreements.

Response:

We have updated the exhibit index in Amendment No. 1 to the Registration Statement to include the supplemental indenture that was entered into in August after the filing of the Registration Statement.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

cc:	P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Stephanie L. Gill

ANNEX I

[CONSOL Energy Letterhead]

January 19, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.
Form S-4 Filed August 4, 2011
File No. 333-176045

Ladies and Gentlemen:

CONSOL Energy Inc. (the “Issuer”) and its guarantor co-registrants (collectively, the “Company”) have filed the Registration Statement on Form S-4, as amended (File No. 333-176045) relating to the Issuer’s offer to exchange (the “Exchange Offer”) its outstanding unregistered 6.375% Senior Notes due 2021 (the “Unregistered Notes”) for substantially identical, registered 6.375% Senior Notes due 2021 (the “Exchange Notes”). The Company is registering the Exchange Notes in reliance on the position enunciated by the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In connection therewith, the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Neither the Company nor any of its affiliates have entered into any agreement or understanding with any broker-dealer to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of Exchange Notes held by such broker-dealer) meeting the requirements of the Securities Act in connection with any resale of such Exchange

Notes. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

cc:	P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Stephanie L. Gill